UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one): ☐Form 10-K ☐Form 20-F ☐Form 11-K ☒Form 10-Q ☐Form 10-D ☐ Form N-CEN

                        ☐Form N-CSR

For Period Ended: June 30, 2021

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended: ______________________________________________________________

Nothing in this form shall be construed to imply that the Commission has veriﬁed any information contained herein.

If the notiﬁcation relates to a portion of the ﬁling checked above, identify the Item(s) to which the notiﬁcation relates:

PART I — REGISTRANT INFORMATION

INFORMATION ANALYSIS INCORPORATED

Full Name of Registrant

Former Name if Applicable

12015 Lee Jackson Memorial Highway, Suite 210

Address of Principal Executive Office (Street and Number)

Fairfax, VA 22033

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be ﬁled without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be ﬁled within the prescribed time period.

The Registrant requires additional time for its auditors to complete their review of the Registrant’s quarterly report for the period ended June 30, 2021.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notiﬁcation

Matthew T. Sands	(703)	293-7925
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to ﬁle such report(s) been ﬁled? If answer is no, identify report(s).  Yes ☒ No ☐

(3)

Is it anticipated that any signiﬁcant change in results of operations from the corresponding period for the last ﬁscal year will be reﬂected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         INFORMATION ANALYSIS INCORPORATED

(Name of Registrant as Speciﬁed in Charter)

has caused this notiﬁcation to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	August 16, 2021	By:	Matthew T. Sands

INSTRUCTION: The form may be signed by an executive ofﬁcer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive ofﬁcer), evidence of the representative’s authority to sign on behalf of the registrant shall be ﬁled with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Explanation for Part IV, Question (3):

The following is a summary of the Registrant’s anticipated changes in the three months and six months June 30, 2021, versus the same periods reported in the three months and six months ended June 30, 2020.

	Three months ended		Six months ended
(in thousands, except per share amounts)	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020

Total revenues	$4,732	$4,819	$8,152	$6,881

Total cost of revenues	3,776	4,430	6,176	6,213

Gross profit	956	389	1,976	668

Selling, general & adminstrative expenses	819	423	1,500	830
Acquisition costs	83	-	153	-

Income (loss) from operations	54	(34)	323	(162)

Other (expense) income, net	(11)	(1)	(9)	1

Net Income	$43	$(35)	$314	$(161)

Net income (loss) per share, basic and diluted	$-	$-	$0.03	$(0.01)

The significant changes between the results periods presented are due to the material professional fees subcontracts that have commenced since or at the end of the period ending June 30, 2020, as well as the acquisition of the Registrant’s wholly-owned subsidiary, Tellenger, Inc., in April 2021. The increase in the percentage revenues from higher-margin professional fees versus revenues from lower-margin software sales has materially increased the Registrant’s gross profits and net income.